SEC 1745 (02-02)	Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: December 31, 2005
SCHEDULE 13G	Estimated average burden hours per response. . 11

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

SuperGen, Inc.

(Name of Issuer)

Common Stock, $.001 par value

(Title of Class of Securities)

868-059106

(CUSIP Number)

December 31, 2002

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]	Rule 13d-1(b)
[ X ]	Rule 13d-1(c)
[ ]	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 868-059106

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Tako Ventures, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ ]

3.	SEC Use Only

4.	Citizenship or Place of Organization California

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 1,775,000 (1)

	6.	Shared Voting Power

	7.	Sole Dispositive Power 1,775,000 (1)

	8.	Shared Dispositive Power

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,775,000 (1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]

11.	Percent of Class Represented by Amount in Row (9) 5.1% (2)

12.	Type of Reporting Person (See Instructions) OO (Limited Liability Company)

(1)           See discussion in footnote 1 to Item 4 below.

(2)           See discussion in footnote 2 to Item 4 below.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Lawrence J. Ellison

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ ]

3.	SEC Use Only

4.	Citizenship or Place of Organization California

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 1,775,000 (1)

	6.	Shared Voting Power

	7.	Sole Dispositive Power 1,775,000 (1)

	8.	Shared Dispositive Power

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,775,000 (1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]

11.	Percent of Class Represented by Amount in Row (9) 5.1% (2)

12.	Type of Reporting Person (See Instructions) IN

(1)           See discussion in footnote 1 to Item 4 below.

(2)           See discussion in footnote 2 to Item 4 below.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Cephalopod Corporation

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ ]

3.	SEC Use Only

4.	Citizenship or Place of Organization California

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 1,775,000 (1)

	6.	Shared Voting Power

	7.	Sole Dispositive Power 1,775,000 (1)

	8.	Shared Dispositive Power

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,775,000 (1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]

11.	Percent of Class Represented by Amount in Row (9) 5.1% (2)

12.	Type of Reporting Person (See Instructions) CO

(1)           See discussion in footnote 1 to Item 4 below.

(2)           See discussion in footnote 2 to Item 4 below.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Lawrence Investments, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ ]

3.	SEC Use Only

4.	Citizenship or Place of Organization California

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 1,775,000 (1)

	6.	Shared Voting Power

	7.	Sole Dispositive Power 1,775,000 (1)

	8.	Shared Dispositive Power

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,775,000 (1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]

11.	Percent of Class Represented by Amount in Row (9) 5.1% (2)

12.	Type of Reporting Person (See Instructions) OO (Limited Liability Company)

(1)           See discussion in footnote 1 to Item 4 below.

(2)           See discussion in footnote 2 to Item 4 below.

Item 1.
	(a)	Name of Issuer SuperGen, Inc.
	(b)	Address of Issuer's Principal Executive Offices 4140 Dublin Blvd., Suite 200, Dublin, California 94568

Item 2.
(a)

Name of Person Filing
This statement is being filed jointly by: (1) Tako Ventures, LLC, a California limited liability company (“Tako”), (2) Cephalopod Corporation, a California corporation (“Cephalopod”), (3) Lawrence Investments, LLC, a California limited liability company (“Lawrence Investments”), and (4) Lawrence J. Ellison, a natural person whose principal occupation is Chief Executive Officer of Oracle Corporation.  Tako, Cephalopod, Lawrence Investments and Lawrence J. Ellison will be collectively identified hereinafter as the “Reporting Persons.”  This Schedule 13G relates solely to, and is being filed for, the investment by the Reporting Persons and does not relate to any investment by Oracle Corporation or by Lawrence J. Ellison in his capacity as Chief Executive Officer of Oracle Corporation.  This Statement is based upon the Reporting Persons’ direct and indirect beneficial ownership of shares of the Issuer.

(b)

Address of Principal Business Office or, if none, Residence
The business address of Tako, Cephalopod and Lawrence Investments is: c/o Howson & Simon CPAs, L.P., 101 Ygnacio Valley Road, Suite 310, Walnut Creek, CA  94596-4061. The business address of Lawrence J. Ellison is: c/o Oracle Corporation, 500 Oracle Parkway (M-S 5opCEO), Redwood Shores, CA 94065.

	(c)	Citizenship The citizenship of all Reporting Persons is California
	(d)	Title of Class of Securities Common Stock, par value $.001
	(e)	CUSIP Number 868-059106

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	[ ]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	[ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	[ ]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	[ ]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	[ ]	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(H);
	(f)	[ ]	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	[ ]	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	[ ]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	[ ]	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
	(a)	Amount beneficially owned: 1,775,000 (1)
	(b)	Percent of class: 5.1% (2)
	(c)	Number of shares as to which the person has:
		(i)	Sole power to vote or to direct the vote 1,775,000 (1)
		(ii)	Shared power to vote or to direct the vote n/a
		(iii)	Sole power to dispose or to direct the disposition of 1,775,000 (1)
		(iv)	Shared power to dispose or to direct the disposition of n/a

(1)        Tako holds the shares of the Issuer as follows:

(i)    500,000 shares of the Issuer’s Common Stock are issuable to Tako at a price of $13.50 per share pursuant to a non-redeemable warrant, which subject to certain exceptions is exercisable at any time prior to 5:00 p.m. (Pacific time) on June 17, 2007.

(ii)    230,000 shares of the Issuer’s Common Stock are issuable to Tako at a price of $10.35 per share pursuant to a non-redeemable warrant, which subject to certain exceptions is exercisable at any time prior to 5:00 p.m. (Pacific time) on June 17, 2007.

(iii)    545,000 shares of the Issuer’s Common Stock are issuable to Tako at a price of $13.50 per share pursuant to a non-redeemable warrant, which subject to certain exceptions is exercisable at any time prior to 5:00 p.m. (Pacific time) on June 17, 2007.

(iv)    500,000 shares of the Issuer’s Common Stock are issuable to Tako at a price of $11.00 per share pursuant to a non-redeemable warrant, which subject to certain exceptions is exercisable at any time prior to 5:00 p.m. (Pacific time) on March 25, 2004.

(2)        All calculations are based on 34,634,068 shares of the Issuer’s Common Stock outstanding, which is the sum of (i) 32,859,068 shares of the Issuer’s Common Stock outstanding as of November 8, 2002, as reported on the Company’s Quarterly Report on Form 10-Q filed on November 14, 2002, and (ii) the additional 1,775,000 shares of Common Stock by which the outstanding Common Stock of the Issuer would increase upon exercise of the warrants mentioned in footnote 1.

Item 5.	Ownership of Five Percent or Less of a Class
Not applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not applicable

Item 8.	Identification and Classification of Members of the Group
Not applicable

Item 9.	Notice of Dissolution of Group
Not applicable

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 12, 2003
Date
TAKO VENTURES, LLC By: Cephalopod Corporation, Member /s/ Philip B. Simon
Signature
Philip B. Simon/President
Name/Title

February 12, 2003
Date
LAWRENCE INVESTMENTS, LLC /s/ Philip B. Simon
Signature
Philip B. Simon/Member
Name/Title

February 12, 2003
Date
CEPHALOPOD CORPORATION /s/ Philip B. Simon
Signature
Philip B. Simon/President
Name/Title

February 12, 2003
Date
LAWRENCE J. ELLISON /s/ Lawrence J. Ellison
Signature
Lawrence J. Ellison
Name/Title